Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Galera Therapeutics, Inc.:

We consent to the use of our report dated March 10, 2020, with respect to the consolidated balance sheets of Galera Therapeutics, Inc. and its subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

December 1, 2020